уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОРГН 1025900510349, ИНН/КПП 5902183094/5901150001

22/II 2006 № 091-14/2122

На № ____________ от ________________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. February 14 – February 22, 2006.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

February 14, 2006

On February 14, 2006 OJSC Uralsvyazinform concluded an Agreement with OJSC "Russian Trading System "Stock Exchange" for listing of its securities.

On February 14, 2006 Uralsvyazinform concluded an Agreement with OJSC "Russian Trading System "Stock Exchange" for listing of its securities.

Type and category of Uralsvyazinform securities to be listed on OJSC "Russian Trading System "Stock Exchange":

- ordinary registered non-documentary shares (State registration number 1-07-00175-A of September 9, 2003);
- preference registered non-documentary A-type shares (State registration number 2-01-00175-A of September 9, 2003).

The date and number of the Agreement for rendering services on listing of OJSC Uralsvyazinform's equity securities: №12/л/OAO dd. February 14, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

February 22, 2006

On February 22, 2006 OJSC Uralsvyazinform received a notification that its equity securities were listed on OJSC "Russian Trading System "Stock Exchange".

On February 22, 2006 Uralsvyazinform was notified that its equity securities were listed on OJSC "Russian Trading System "Stock Exchange".

Type and category of Uralsvyazinform securities listed on OJSC "Russian Trading System "Stock Exchange":

- ordinary registered non-documentary shares (State registration number 1-07-00175-A of September 9, 2003);
- preference registered non-documentary A-type shares (State registration number 2-01-00175-A of September 9, 2003).

Ordinary registered non-documentary shares entered **Level 1 "A"-list.**

Preference registered non-documentary A-type shares entered **Level 2 "A"-list.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru